Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 14 - 2009

June 1, 2009
FOR IMMEDIATE RELEASE

TWO NEW GOLD MINERALIZATION DISCOVERIES ON THE JOANNA PROJECT

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the discovery of two new mineralized trends, respectively north and south of the Heva-Hosco gold bearing trend, at its Joanna project, located 20 kilometres east of Rouyn-Noranda, in north-western Quebec.

Highlights include 6.8 grams of gold per tonne over 3 metres intersected approximately 1 kilometre north of the Cadillac Fault mineralized system (the “Joanna North”); and 3.0 grams of gold per tonne over 4.6 metres intersected 300 metres south of the Cadillac Fault, (the “Joanna South”).

“The results of the recent drill program have validated our application of geophysics and soil geochemistry in identifying targets with the discovery of the Joanna North and South mineralized trends.  These two areas were not subject to historical drilling.” said Élise Bourgault, project geologist. “Both discoveries remain open on strike and down dip.” she added.

Drilling program

Twenty-seven (27) holes totalling 9,130 metres were recently completed on the following claim blocks, which form part of the Joanna Project:

Claim Blocks	Holes	Metres (m)
Original Joanna (Feifer option)	10	5,334
Alexandria	15	3,415
Original Joanna (Henriksen option)	2	381

Joanna North

This new mineralized trend is located 1 kilometre north of the Cadillac Fault, on the western side of the property (see sketch attached).  A mobile metal ion (MMI) soil survey performed by Aurizon on a poorly defined magnetic contrast lead to the identification of a 700 metre long, multi-element (arsenic, gold, molybdenum, tungsten, antimony) anomaly.

Four (4) sections of two holes have been drilled using 200 metre spacing.  The western holes intersected a continuous 40 metre-wide fault trend associated with sulphide halos.  Gold anomalies that were encountered show a westward progression from a few tenths of parts per billion (“ppb”) to values in the range of 0.1 to 10.0 grams of gold per tonne.  The best result obtained was 6.8 grams of gold per tonne over 3 metres, including 10.0 grams of gold per tonne over 1.5 metres, in hole JA-09-482 at the western limit of the drilling pattern.

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

Mineralization is in the form of quartz veins stockwork with pyrite, pyrrhotite, arsenopyrite and free gold associated in a biotite rich sedimentary rock.  This mineralization represents the first gold anomaly found north of the Cadillac Fault within Aurizon’s claim block and remains open to the west.

Joanna South

A new exploration target was developed on the Alexandria block, 300 metres south of the Cadillac Fault, using induced polarization (IP) and magnetic surveys previously performed by Alexandria Minerals.

Five (5) holes intersected 10 to 20 metres-wide gold concentrations with values in the range of 0.1 to 0.2 grams of gold per tonne and one (1) hole intersected higher grades with 3.0 grams of gold per tonne over 4.6 metres including one sample at 9.0 grams of gold per tonne.

The mineralization of the higher grade intersection is composed of visible gold inside a quartz vein with arsenopyrite, chalcopyrite and sphalerite in a biotite sedimentary rock, locally sericitized.  This mineralization is still open to the west and east.

Heva-Hosco gold bearing trend

In addition to the two new discoveries, two targets have been tested along the Cadillac Fault.  Drilling followed the down-dip extension of the Hosco deposit and the eastern lateral extension of the trend.

Hosco dip extension

Four (4) holes were completed to test a potential gold enrichment at depth covering 500 metres of strike between a depth of 400 and 700 metres.  Results obtained from the down-dip program indicate continuity of the Hosco mineralization in terms of grade and thickness.  All holes returned multiple intervals with a grade of approximately 1 gram of gold per tonne over a true thickness varying from 10 to 50 metres.  Despite a similar alteration signature to the Hosco mineral resources, no increase in gold grades was experienced.  The best interval came from hole JA-09-467 with 2.0 grams of gold per tonne over 14.3 metres.  The highest individual assay came from hole JA-09-474 with 4.4 grams of gold per tonne over 1.4 metres.

Hosco eastern lateral extension

Drilling was performed to test the eastern lateral extension between 0.5 to 2.0 kilometres from the proposed Hosco pit.  Four (4) holes out of 10 have intersected mineralization with values of between 1 and 2 grams of gold per tonne over a true thickness of between 4 and 8 metres.  The best individual assay came from a fifth hole (JA-09-488), which returned 5.4 grams of gold per tonne over 1.1 metres.  Gold distribution, type of alteration and associated quartz veining is different from the Hosco deposit.  The grade and thickness of the mineralization decreases to the east.

Pre-Feasibility Study

Following completion of a major infill drill program on the Hosco deposit, an updated mineral resource estimate as at December 31, 2008, was completed by SGS Geostat Ltd., the results of which were announced on March 11, 2009. Measured and indicated mineral resources on the Joanna project are currently estimated at 33.8 million tonnes at 1.4 grams of gold per tonne for 1.53 million ounces of gold.  A pre-feasibility study is currently in progress on the Hosco block, incorporating the measured and indicated resources on the Hosco (approximately 1.27 million ounces) together with the results of ongoing metallurgical and geo-mechanical tests.  It is anticipated that the study will be completed by the end of the third quarter, 2009.

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

Outlook

During the next few months, exploration on the Joanna project will focus on the development of a structural framework on both sides of the Cadillac Fault to support drilling follow-up on the newly discovered trends.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 10% of samples inside mineralized intervals. Additional information on Quality Assurance and Quality control (“QA/QC”), can be found in the “Technical Report – Resource modeling and Estimation update Joanna gold deposit” prepared by SGS Geostat Ltd. dated April 7, 2009, which can be found under Aurizon’s profile on www.sedar.com.  Exploration primary assaying was performed at ALS Chemex of Val d’Or and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.  ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards, and Laboratoire d’Analyse Bourlamaque is in the process of obtaining ISO-9001-2000 certification.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration Manager, a “qualified person” as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna Project area.  Detailed results from the additional holes drilled are reported in separate tables attached to this news release.  All other information previously released, together with all technical reports on the Joanna Project are available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

For further information, contact

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, timing of a pre-feasibility study, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

Joanna North

Original Joanna (Feifer option)		Mineralized intersections
Hole	E	From	To	Gold grade	Length along the hole
	(m)	(m)	(m)	(g/t)	(m)
JA-09-475	5405	N/S
JA-09-476	5141	N/S
JA-09-477	5172	N/S
JA-09-478	5435	N/S
JA-09-479	5869	N/S
JA-09-480	5857	N/S
Original Joanna (Henriksen option)		Mineralized intersections
Hole	E	From	To	Gold grade	Length along the hole
	(m)	(m)	(m)	(g/t)	(m)
JA-09-481	4852	N/S
JA-09-482	4879	160.5	163.5	6.8	3.0
		inc.	162.0-163.5	10.0	1.5

Joanna South

Alexandria		Mineralized intersections
Hole	E	From	To	Gold grade	Length along the hole
	(m)	(m)	(m)	(g/t)	(m)
JA-09-485	11232	106.9	108.0	3.9	1.1
JA-09-490	10630	135.0	139.6	3.0	4.6
		inc.	138.6-139.6	9.0	1.0
JA-09-491	10275	N/S
JA-09-492	10285	N/S
JA-09-493	10300	N/S

Note: N/S =  No significant results

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

Hosco Dip Extension

Feifer		Mineralized intersections
Hole	E	From	To	Gold grade	Length along the hole	True width	Zone
	(m)	(m)	(m)	(g/t)	(m)	(m)
JA-09-467	8402	468.0	481.5	1.1	13.5	12.9	N
		481.5	496.5	2.0	15.0	14.3	N
		496.5	519.0	1.0	22.5	21.5	N
		589.50	593.90	1.0	4.4	4.2	S
		598.50	604.50	1.3	6.0	5.8	S
		619.50	623.00	1.4	3.5	3.4	S
JA-09-473	8100	559.5	562.5	1.3	3.0	2.4	N
		574.5	594.0	1.1	19.5	16.0	N
		597.3	604.5	1.7	7.2	5.9	N
		612	620.8	1.0	8.8	7.3	N
		667.5	670.0	1.6	2.5	2.1	S
		685.5	703.5	1.2	18.0	15.0	S
		718.5	735.0	1.1	16.5	13.8	S
JA-09-472	8000	714.7	732.4	1.0	17.7	15.7	N
		831	834	1.9	3.0	2.7	S
JA-09-474	7868	745.5	771.8	1.0	26.3	23.1	N
		780	784.25	1.4	4.3	3.8	S
		1018.5	1020	4.4	1.5	1.4	S

Aurizon Mines Ltd.
News Release – June 1, 2009
Two New Gold Mineralization Discoveries on the Joanna Project

Hosco East Lateral Extension

Alexandria		Mineralized intersections
Hole	E	From	To	Gold grade	Length along the hole	True width	Zone
	(m)	(m)	(m)	(g/t)	(m)	(m)
JA-09-468	9800	N/S
JA-09-469	9900	118.5	126.0	2.1	7.5	7.3	S
		inc.		5.6	1.5
		205.5	207.0	4.5	1.5	1.5	S
JA-09-470	10100	54.0	55.5	2.7	1.5	1.5	S
		102.0	109.5	1.6	7.5	7.3	S
		119.0	121.0	2.4	2.0	1.9	S
JA-09-471	10200	108.9	117.0	1.0	8.1	7.9	S
		inc.		3.8	1.5
JA-09-483	11448	118.5	120.0	2.2	1.5	1.4	S
		126.0	129.0	1.5	3.0
		155.9	157.0	2.8	1.1	1.0	S
JA-09-484	11213	N/S
JA-09-486	11030	58.5	61.5	1.5	3.0		S
		92.0	95.0	1.2	3.0	2.8	S
JA-09-487	10400	N/S
JA-09-488	10830	118.3	119.3	5.4	1.1	0.9	S
JA-09-489	10630	105.0	108.0	1.4	3.0		S
		114.0	118.5	1.5	4.5	4.2	S
		131.5	133.5	1.0	2.0	1.9	S

JOANNA PROJECT
Plan View
Joanna North
6.8 / 3.0
inc. 10.0 / 1.5
5345000N
Henriksen
Feifer
O.Connor
Joanna South
Cadillac Break
Doyon 10Km
117
3.0 / 4.6
inc. 9.0 / 1.0
Vantex
Alexandria
0
2km
6.8 / 3.0 = g/t Au / m (length along the hole)
Ore Zone Surface Projection
Composite Longitudinal Section
5 km
Previous Pit Outline
Vantex
Alexandria
Joanna
Measured & Indicated Resources : 1,530,000 oz
Inferred Resources : 1,262,000 oz
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC
June 1, 2009

Reference: News Release Issue: No. 14-2009